[LETTERHEAD OF WINSTON & STRAWN LLP]

June 19, 2012

BY EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Luxottica Group S.p.A.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-10421

Dear Mr. Vaughn:

On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), we are responding to the Staff’s comment letter dated June 6, 2012 (the “Comment Letter”) with respect to Luxottica’s Annual Report on Form 20-F for the year ended December 31, 2011.  We have set forth below in italics the comment in the Comment Letter followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3.  Key Information, page 2

Risk Factors, page 7

1.                                    As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company understands that the PCAOB is currently in negotiations with Consob, the Italian securities regulatory authority, regarding a Statement of Protocol for conducting joint inspections together with the PCAOB of independent registered public accounting firms operating in Italy.  In addition, because the Company’s ordinary shares are listed on the Borsa Italiana, the principal stock exchange in Italy, the Company’s independent registered public accounting firm is subject to rigorous periodic and unscheduled inspections by Consob.  Consob requires the statutory audit of a company listed on the Borsa Italiana to be carried out by an audit firm that is registered with Consob.  Consob supervises the organization and activities of the audit firms registered with it in order to assess their compliance with Consob’s rules, including those relating to independence, technical eligibility and the quality of audit work, and reviews their internal quality control systems.

The Company will continue to monitor the progress being made toward final approval of the Statement of Protocol with Consob and it will assess the need for corresponding disclosure, including any appropriate risk factor disclosure, at the time of its future filings.

****

The Company hereby acknowledges that:

•                 The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comment.  If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Michael A. Boxer
Luxottica Group S.p.A.